GYSAN HOLDINGS, INC.

Unit 7, 833-1st Avenue N.W.

Calgary, Alberta

Canada T2N 0A4

March 12, 2012

Ms. Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:  Ms. Sherry Haywood

RE:

Gysan Holdings, Inc. (“Registrant” or “Company”)

File No. 333-178199

Dear Ms. Long:

We are hereby writing to request that the SEC accelerate the effective date of the Registration Statement of the Registrant filed on Form S-1 to Tuesday, March 13, 2012 at 4:00 p.m. Eastern Standard Time, or as soon thereafter as practicable.

Do not hesitate to call my attorney, Richard W. Jones, at 770-804-0500 should you have any questions.  Thank you for your time and attention to this matter.

Very truly yours,

GYSAN HOLDINGS, INC.

By: _/s/ Grace Weisgerber_______

Grace Weisgerber, President